UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Trinity Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

n/a

(CUSIP Number)

Heather Boone, General Counsel

Los Alamos National Bank

1200 Trinity Drive

Los Alamos, New Mexico 87544

505.662.1026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. n/a

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cowan Revocable Trust u/a Dated April 20, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 448,648

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 448,648

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,648

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.76%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. n/a

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Helen D. Cowan as Co-Trustee of the Cowan Revocable Trust u/a Dated April 20, 1992

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 448,648

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 448,648

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 448,648

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.76%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. n/a

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Delle Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Mexico

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 374,366

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 374,366

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 374,366

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.42%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. n/a

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
George A. Cowan as Co-Trustee of the Cowan Revocable Trust u/a Dated April 20, 1992 and as President and director of The Delle Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 823,014

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 823,014

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 823,014

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.18%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D regarding the Common stock issued by Trinity Capital Corporation with its principal executive offices located at 1200 Trinity Drive, Post Office Box 60, Los Alamos, New Mexico 87544, is being filed to amend the Schedule 13D, which was originally filed on February 17, 2004, to further clarify the previously reported reduction in ownership of the Cowan Revocable Trust as reported on Schedule 13D/A, which was filed on March 29, 2005, as follows: (i) the gifting of shares by the Cowan Revocable Trust to The Delle Foundation; (ii) The Delle Foundation as an additional reporting person; and (iii) George Cowan’s beneficial interest in such shares.

Item 2.	Identity and Background

(a) This statement is being filed by a group consisting of the following:

i.     Cowan Revocable Trust u/a Dated April 20, 1992 (“Trust”);

ii.    Helen D. Cowan, an individual, as co-trustee of the Trust (“Mrs. Cowan”) and as Vice-President and a director of the Foundation;

iii.   The Delle Foundation (the “Foundation”); and

iv.   George A. Cowan, an individual as co-trustee of the Trust (“Mr. Cowan”) and as President and a director of the Foundation.

The Trust, the Foundation, Mr. Cowan and Mrs. Cowan are collectively referred to as the “Reporting Persons”.

(b) The principal business address of the Trust and the Foundation is: 721 42nd Street, Los Alamos, New Mexico 87544.

(c) The Foundation is a New Mexico non-profit corporation providing grants for research and development related to early childhood development and environmental research.

Mr. Cowan is a retired scientist and a director of the Issuer and a private investor.  Mr. Cowan is also the President and a director of the Foundation.

Mrs. Cowan is a private investor and is the Vice-President and a director of the Foundation.

(d) None

(e) None

(f) The Trust was formed in the United States.  The Foundation is a New Mexico non-profit corporation.  Mr. Cowan and Mrs. Cowan are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
All stock held by the Foundation was gifted by the Cowan Revocable Trust.

Item 4.	Purpose of Transaction

The shares are held for investment purposes. The Foundation may, from time to time, acquire additional shares of Common Stock of the Issuer through purchase or gift.  The President of the Foundation, Mr. Cowan, is currently a director of the Issuer and its subsidiary bank, and acts on plans and proposals in the ordinary course of business which are incidental to holding those positions.  The Foundation intends to liquidate, on an annual basis, approximately 5% of its assets, which may include the Issuer’s Common Stock, to make cash donations to unrelated entities to advance its stated purposes.  The Trust intends to make additional gifts of Issuer Common Stock to the Foundation in the future.

Except as described herein, the Reporting Persons currently have no other present plan or proposal which relates to or would result in:
(a)	The acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer's business or corporate structure;
(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

(i)            The Trust

Amount of Securities Beneficially Owned: 448,648 shares

Percentage of Outstanding Shares Beneficially Owned: 6.76%

(ii)           Helen D. Cowan, as Co-Trustee of the Trust

Amount of Securities Beneficially Owned: 448,648 shares

Percentage of Outstanding Shares Beneficially Owned: 6.76%

(iii)          The Foundation

Amount of Securities Beneficially Owned: 374,366 shares

Percentage of Outstanding Shares Beneficially Owned: 5.42%

(iv)          George A. Cowan, as Co-Trustee of the Trust and President and Director of the Foundation

Amount of Securities Beneficially Owned: 823,014 shares

Percentage of Outstanding Shares Beneficially Owned: 12.18%

(b)

With respect to the Trust, voting and investment power is shared by George A. Cowan and Helen D. Cowan as Co-Trustees.  With respect to the Foundation, George A, Cowen, in his capacity as President and director of the Foundation, shares voting and investment power Helen D. Cowan as Vice-President and director of the Foundation and two other directors.

(c)	No transactions occurred involving the securities in the last 60 days.
(d)	None.
(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Person or the Managers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2006

/s/ George A. Cowan
Cowan Revocable Trust
By: George A. Cowan, Co-Trustee

March 6, 2006

/s/ Helen D. Cowan
Helen D. Cowan, Co-Trustee of the Cowan Revocable Trust

March 6, 2006

/s/ George A. Cowan
George A. Cowan, Co-Trustee of the Cowan Revocable Trust

March 6, 2006

/s/ George A. Cowan
The Delle Foundation
By: George A. Cowan, President

March 6, 2006

/s/ George A. Cowan
George A. Cowan